UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 27, 2024

(Date of Report (Date of earliest event reported))

EMO CAPITAL, CORP.

(Exact name of registrant as specified in its charter)

Nevada	93-2327059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

10409 Pacific Palisades Ave, Las Vegas, NV	89144
(Address of principal executive offices)	(ZIP Code)

(661) 519-5708

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On August 23, 2024, the company held its annual shareholders' meeting for 2023-2024. During the meeting, the Board of Directors was elected, and new company officers were appointed. Mr. Xiaojun Ren stepped down from his roles as Secretary and Treasurer, while Mr. Junhua Guo resigned as CEO and CFO. Mr. Teck Heng Lim was elected as President and Director of the company. Mrs. Yanqian Zhou and Mr. Danping Sheng were also elected as Directors. Mr. Lim was subsequently appointed as CEO, Mrs. Zhou as CFO, and Mr. Guo as both Secretary and CFO. Mr. Lim, the founder and CEO of Holife Trading Limited in Singapore (www.holife.sg), is expected to drive the company toward significant business growth and maximize shareholder value. The company aims to implement real business operations and plans to seek a listing on the OTC QB. Mr. Sheng, a partner at Huayi Xin Capital (www.hyxinvest.com), has supported numbers of companies in early-stage shareholding reforms, equity incentives, and IPO guidance. He has successfully led over ten companies through IPO projects, with a cumulative financing total over $300 million.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emo Capital, Corp.

By:	/s/ Teck Heng, Lim
Name:	Teck Heng Lim
Title:	President & CEO
Date:	August 27, 2024